Stock Symbols: TSX: QC
AMEX: QCC

QUEST CAPITAL TO HOST FIRST QUARTER 2010
CONFERENCE CALL ON MAY 18

Vancouver, BC (May 10, 2010): Quest Capital Corp. will announce its financial results for the three months ended March 31, 2010 prior to the TSX market open on Friday, May 14, 2010 and plans a conference call to follow.

The Company’s first quarter investor conference call, hosted by A. Murray Sinclair, Chairman, and Jim Grosdanis, Chief Financial Officer, will take place at 11:00 a.m. Eastern Daylight Savings Time on Tuesday, May 18, 2010. The call can be accessed by dialling (416) 644-3414.

The call will be recorded and a replay made available until May 25, 2010 at midnight. The replay can be accessed about one hour after the call at (416) 640-1917, passcode 4291593 followed by the number sign.

Annual Meeting

Quest’s annual meeting of shareholders will take place on Tuesday, May 18th at 1:30 p.m. (EDT)at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto.

About Quest

Quest Capital Corp. is a publicly traded mortgage investment corporation. For more information about Quest, please visit our website (www.questcapcorp.com) or www.sedar.com or contact:

A. Murray Sinclair (Chairman) or Jim Grosdanis (CFO)
(800) 318-3094 or (604) 687-8378

Forward Looking Statements
This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations,

QUEST CAPITAL CORP.
Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Toll Free: 800-318-3094 • Fax: 604-682-3941

performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.